Asiarim Corporation Suite 1601, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: +852 9500 7299 Fax: +1 702 948 5779
October 8, 2010
Mr. Larry Spirgel, Assistant Director Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549
RE:	Asiarim Corporation Form 10-K for the Fiscal Year Ended September 30, 2009 Filed January 12, 2010 File No.: 333-147187
Dear Mr. Spirgel,

We received your list of comments dated September 28, 2010 and would like to request for an extension to submit our replies to your comments on or before October 31, 2010.

As some of the comments require the Company to make changes or additional disclosures to the financial statements of our previous 10-K and 10Q, for this reason the Company would appreciate if an extension could be granted so that our auditors can have sufficient time to review the revised annual and quarterly reports.

Your prompt reply is appreciated.

Your faithfully,
For and on behalf of
Asiarim Corporation

/s/ Ben van Wijhe
------------------------
Ben van Wijhe
Director and CEO

C.C.:	Kenya Gumbs, Staff acountant Bob Littlepage, Accountant Branch Chief Ajay Koduri, Staff Attorney Celeste M. Murphy, Legal Branch Chief